SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                 For the fiscal year ended September 30, 1995






                      ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN






                      ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                       ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN

                                     INDEX





                                              											PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT		                              					1

	STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
	  SEPTEMBER 30, 1995 AND 1994                                  2 - 3

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE YEARS ENDED
	  SEPTEMBER 30, 1995 AND 1994                                  4 - 5

	NOTES TO FINANCIAL STATEMENTS                                  6 - 12

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
	  SEPTEMBER 30, 1995                                          13 - 24

	SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
	  YEAR ENDED SEPTEMBER 30, 1995                                   25


SIGNATURES                                                        S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                                    S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Savings Plan and Participants:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan as of September 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, by fund and in total, the net assets available for benefits of the Plan as of September 30, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1995, and (2) transactions in excess of five percent of the current value of plan assets for the year ended September 30, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP


March 1, 1996

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1995
($ IN THOUSANDS)

                                                             Fixed     Guaranteed    Stock     Stock            Intermediate
                                              Diversified    Income      Return      Fund       Fund     Loan    Term Bond
ASSETS                             Total          Fund        Fund        Fund         A         B       Fund       Fund
INVESTMENTS:
  Certificates of deposit       $    60,000                 $ 60,000
  Money market funds                 36,208     $ 21,735      10,862   $    698   $    1,169  $    961  $    65    $  718
  U.S. Government Securities         77,183                   69,683                                                7,500
  Corporate debt instruments -
    other                            24,688          201      24,487
  Corporate stock - common        2,882,903      334,452                           2,007,851   540,600
  Group annuity contracts           318,862                             318,862
  Loans to participants              67,142                                                              67,142

     Total investments            3,466,986      356,388     165,032    319,560    2,009,020   541,561   67,207     8,218

RECEIVABLES - Income                  1,442          562         749                                                  131

TOTAL ASSETS                      3,468,428      356,950     165,781    319,560    2,009,020   541,561   67,207     8,349

LIABILITY - Purchases
  pending settlement                    895          658                                 237

NET ASSETS AVAILABLE
  FOR BENEFITS                   $3,467,533     $356,292    $165,781   $319,560   $2,008,783  $541,561  $67,207    $8,349


See notes to financial statements.


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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1994
($ IN THOUSANDS)
                                                                 Fixed    Guaranteed    Stock       Stock
                                                 Diversified    Income      Return      Fund         Fund      Loan
ASSETS                              Total           Fund         Fund        Fund         A           B        Fund
INVESTMENTS:
  Certificates of deposit        $    15,000                   $ 15,000
  Money market funds                  35,842       $ 23,911       6,756    $  1,127   $    2,531   $  1,456   $    61
  U.S. Government Securities          14,630                     14,630
  Corporate debt instruments -
    other                            134,480            112     134,368
  Corporate stock - common         2,203,364        237,606                            1,557,220    408,538
  Group annuity contracts            323,420                                323,420
  Loans to participants               65,691                                                                   65,691

     Total investments             2,792,427        261,629     170,754     324,547    1,559,751    409,994    65,752

RECEIVABLES:

  Income                               1,671            640         989           3           29         10
  Sales pending settlement             3,212          3,212

     Total Receivables                 4,883          3,852         989           3           29         10

TOTAL ASSETS                       2,797,310        265,481     171,743     324,550    1,559,780    410,004    65,752

LIABILITY - Purchases
  pending settlement                   4,928          2,955                                1,385        588

NET ASSETS AVAILABLE
  FOR BENEFITS                    $2,792,382       $262,526    $171,743    $324,550   $1,558,395   $409,416   $65,752



See notes to financial statements.




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
ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1995
($ IN THOUSANDS)
                                                             Fixed    Guaranteed     Stock       Stock            Intermediate
                                               Diversified   Income     Return        Fund        Fund     Loan     Term Bond
                                    Total          Fund       Fund       Fund          A           B       Fund       Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR    $2,792,382     $262,526    $171,743   $324,550   $1,558,395   $409,416  $65,752     $   -

INCOME:
  Earnings from Investments:
    Dividends                        67,612        6,950                              47,893     12,769
    Interest                         34,328        1,219       9,220     18,555          159         80    4,920        175
    Net appreciation in fair
      value of investments          809,006       78,347         733                 576,540    153,316                  70
      Total earnings from
         investments                910,946       86,516       9,953     18,555      624,592    166,165    4,920        245

  Contributions:
    Employer                         73,395                       75          4       73,315                              1
    Participants                    107,849       36,924      14,379     24,800                  31,345                 401
      Total contributions           181,244       36,924      14,454     24,804       73,315     31,345                 402

        Total income              1,092,190      123,440      24,407     43,359      697,907    197,510    4,920        647

EXPENSES:
  Payments to participants
    or beneficiaries                413,211       36,862      27,863     43,627      239,119     60,965    4,468        307
  Administrative expenses             3,967        1,542         344        252        1,437        383                   9
      Total expenses                417,178       38,404      28,207     43,879      240,556     61,348    4,468        316

Net income (loss)                   675,012       85,036      (3,800)      (520)     457,351    136,162      452        331

Net transfers between the funds                    8,611      (2,175)    (4,474)      (6,963)    (4,020)   1,003      8,018
Transfers from other plans              139          119          13          4                       3
      Total transfers                   139        8,730      (2,162)    (4,470)      (6,963)    (4,017)   1,003      8,018

NET INCREASE (DECREASE)             675,151       93,766      (5,962)    (4,990)     450,388    132,145    1,455      8,349

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR          $3,467,533     $356,292    $165,781   $319,560   $2,008,783   $541,561   $67,207    $8,349


See notes to financial statements.

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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1994
($ IN THOUSANDS)
                                                               Fixed      Guaranteed     Stock       Stock
                                                Diversified    Income       Return        Fund        Fund     Loan
                                     Total          Fund        Fund         Fund          A           B       Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR                         $3,034,726     $220,239    $180,088     $341,690    $1,774,275   $456,259   $62,175
INCOME:
  Earnings from Investments:
    Dividends                         66,639        5,834                                 48,314     12,491
    Interest                          33,805          908       7,019       20,882           129         68     4,799
    Net appreciation (depreci-
      ation) in fair value of
      investments                    (76,994)      11,946        (414)                   (69,897)   (18,629)

      Total earnings from
         investments                  23,450       18,688       6,605        20,882      (21,454)    (6,070)    4,799

  Contributions:
    Employer                          78,360                       87                     78,273
    Participants                     113,531       36,033      17,461        28,117                  31,920
      Total contributions            191,891       36,033      17,548        28,117       78,273     31,920

        Total income                 215,341       54,721      24,153        48,999       56,819     25,850     4,799

EXPENSES:
  Payments to participants
   or beneficiaries                  455,771       33,418      37,932        45,672      267,785     66,262     4,702

  Administrative expenses              1,914          775         188           126          654        171

Net income (loss)                   (242,344)      20,528     (13,967)        3,201     (211,620)   (40,583)       97
Net transfers between the funds                    21,759       5,622       (20,341)      (4,260)    (6,260)    3,480

NET INCREASE (DECREASE)             (242,344)      42,287      (8,345)      (17,140)    (215,880)   (46,843)    3,577

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR           $2,792,382     $262,526    $171,743      $324,550   $1,558,395   $409,416   $65,752


See notes to financial statements.

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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1995 AND 1994

1.	DESCRIPTION OF THE PLAN

 The following description of the Rockwell International Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. First Interstate Bank of California and National Bank of Detroit serve as trustees for the Plan. The assets of the Plan are managed by the trustees and other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

 The Plan is composed of seven funds: the Diversified Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in fixed income securities; the Guaranteed Return Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; Stock Funds A and B, which invest in or hold the Common Stock and the Class A Common Stock of the Company; the Loan Fund, representing outstanding participant loan balances and the Intermediate Term Bond Fund which invests in U.S. government securities.

b. Participation - Participation in the Plan is extended to substantially all salaried employees of the Company who have been employed for 52 weeks. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals at a specified percentage (ranging from 1% to 8%) of their base compensation (as defined in the Plan). Participants currently contributing 8% are eligible to make a supplemental deduction or deferral contribution of 1% to 3% of their base compensation, or 1% to 2% if such compensation exceeds a specified amount.

 Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferral are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.




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

 The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

 A participant who elects compensation deduction contributions may, upon 15 days' notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A participant who has elected compensation deferral contributions may, by giving notice to the Company in February or August of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

c. Investment Elections - A participant may elect to have contributions made entirely to the Diversified Fund, the Fixed Income Fund, Stock Fund B, the Guaranteed Return Fund or the Intermediate Term Bond Fund. Participants may change such investment elections once each calendar quarter.

 A participant may elect once each calendar quarter to have 5% increments of his/her investment in the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

 Participants may annually elect to transfer a percentage of their Stock Fund B account to the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund. The allowable annual transfer is 10% of the Stock Fund B amount prior to reaching age 55, and 50% of the Stock Fund B account thereafter.

 A participant, upon attainment of age 65, may irrevocably elect to have (i) all or a portion of the units in Stock Fund A and/or (ii) all or a portion of the units in Stock Fund B converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the same funds in which the participant elected to invest contributions.

 Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, the Prudential Insurance Company of America and New York Life Insurance Company with various guaranteed annual returns to participants for the contract periods. Such contracts guarantee the following annual returns:




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

                                     Guaranteed         Contract
    Periods of Contributions       Annual Return    Expiration Date

 April 1, 1990 - March 31, 1991       8.55%          March 31, 1994
 April 1, 1991 - March 31, 1992       8.50%          March 31, 1995
 April 1, 1992 - March 31, 1993       5.16%          March 31, 1994
 April 1, 1993 - March 31, 1994       5.25%          March 31, 1996
 April 1, 1994 - March 31, 1995       5.00%          March 31, 1997
 April 1, 1995 - March 31, 1996       8.00%          March 31, 1998

 A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his interest in such contract allocated to, in 5% increments, the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in such respective Funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.



d. Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of each month. However, voting rights are extended to participants in proportion to their interest in the Common Stock and Class A
Common Stock held in Stock Funds A and B, as represented by Common Units and Class A Units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

e. Contributions - The Company's contributions to the Plan equal 75% of the participants' contributions subject to reductions as the result of forfeitures. Company contributions are generally made to Stock Fund A in the form of cash, Common Stock or any combination thereof. Active participants age 65 or older may elect to transfer their balances in Stock Fund A to the Fixed
Income Fund. Based on this election, future Company contributions applicable to these participants are made in cash directly to the Fixed Income Fund.

f. Vesting - Amounts contributed by participants are fully vested at all times. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment, (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

 All Company contributions through September 30, 1988 became fully vested effective October 1, 1988. Units attributable to all subsequent Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's
(i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company medical standards,
(v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or (vii) reaching age 65 while employed.

g. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the valuation date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age 65. At September 30, 1995 and 1994, the amounts of such benefit claims payable to retired and terminated participants were approximately $22 million and $13.4 million, respectively.

h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

i. Loans to Participants - The Plan provides for loans to participants. The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his vested account balance) from the account balance. The loans can be repaid through payroll deductions over the period of 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to the prime rate being charged by 75% of the largest 30 United States banks plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time.

j. Plan Termination - The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.



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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Valuation of Investment Securities - Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year or, for listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in Class A Common Stock of the Company are stated at fair value based upon the closing sales prices of the Common Stock into which it is convertible. Investments in certificates of deposit, money market funds and corporate debt instruments (commercial paper) are stated at cost which approximates fair value.

b. Valuation of Guaranteed Annuity Contracts - The guaranteed annuity contracts with insurance companies are valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. The fair value of the guaranteed annuity contracts is approximately $322 million at September 30, 1995.

c. Expenses - Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets.


3.	UNIT VALUES

Participation units outstanding at September 30, 1995 and 1994 and participants' equity per unit at the end of each quarter within the fiscal years then ended are as follows:

                                  Units        Participants' Equity Per Unit
                               Outstanding,  September  June   March  December
       Fiscal Year 1995        September 30     30       30      31      31

     Diversified Fund            27,990,148    $12.64   $11.70  $10.54  $9.60

     Fixed Income Fund           25,336,345      6.48     6.39    6.29   6.20

     Guaranteed Return Fund:
         5.00% Contract         139,702,341      1.08     1.06    1.05   1.04
         5.25% Contract          72,314,275      1.14     1.12    1.11   1.10
         8.50% Contract                                           1.39   1.36
         8.00% Contract          79,922,955      1.04     1.02    1.00

     Stock Fund A:
         Common Stock           126,199,918     12.29    11.83   10.00   9.17
         Class A Common Stock    36,974,122     12.17    11.79   10.18   9.18

     Stock Fund B:
         Common Stock           208,093,285      2.14     2.06    1.74   1.60
         Class A Common Stock    43,514,257      2.14     2.08    1.76   1.62

     Intermediate Term Bond Fund  8,289,186      1.04     1.02    1.00


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



                                  Units        Participants' Equity Per Unit
                              Outstanding,   September  June   March December
       Fiscal Year 1994       September 30      30       30     31     31

     Diversified Fund          27,205,743     $9.577  $9.001  $8.929  $9.197
     Fixed Income Fund         27,802,902      6.121   6.051   5.999   5.960

     Guaranteed Return Fund:
       5.00% Contract         151,314,371      1.025   1.012
       5.25% Contract          83,593,964      1.081   1.067   1.053   1.040
       5.16% Contract                                          1.106   1.092
       8.50% Contract          57,529,859      1.334   1.307   1.280   1.254
       8.55% Contract                                          1.395   1.367

     Stock Fund A:
       Common Stock           132,941,971      8.798   9.597  10.186   9.545
       Class A Common Stock    43,175,591      8.795   9.599  10.179   9.536

     Stock Fund B:
       Common Stock           214,440,209      1.534   1.673  1.775    1.664
       Class A Common Stock    49,967,795      1.550   1.692  1.793    1.680


4.	INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1995 and 1994 are as follows (dollars in thousands):

	Description of Investment              1995           1994

	Rockwell International
	   Corporation Common Stock         $2,002,567     $1,506,052

	Rockwell International
	   Corporation Common Stock
	   Class A                             545,884        459,706


5.	TAX STATUS

The Plan obtained its latest determination letter in 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1995. Therefore, no provision for income taxes is included in the Plan's financial statements. Rockwell has requested a new determination letter for the Plan.



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

6.	PLAN AMENDMENT

Effective March 6, 1995, the Plan was amended to establish an additional investment fund known as the Intermediate Term Bond Fund; more frequent and flexible investment change options for both existing account balances and ongoing contributions; a simplified method of determining amounts available for withdrawals; and a new annual installment distribution option.

Effective January 1, 1995, the Plan was amended to provide for payment of internal administrative and investment management expenses directly connected to the ongoing operations of the Plan.


7.	NEW ACCOUNTING STANDARD

In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" ("SOP"), which is effective for plan years beginning after December 15, 1994. The SOP requires defined contribution plans to report investment contracts at fair value. The Plan has not adopted the SOP as of September 30, 1995 and Plan management has not estimated the impact of adopting the SOP at this time.

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                 Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                  Current
    or similar party          or maturity value              Cost       Value

DIVERSIFIED FUND

Money Market Funds

*First Interstate         Pacific American Fund
   Bank of California       U.S. Treasury                   $11,299    $11,299

*National Bank of         NBD Master Trust
   Detroit                   Money Market Treasury Fund      10,436     10,436

     Total Money Market Funds                               $21,735    $21,735


Convertible Securities

Ericsson LM Tel Co.         Subordinated debentures,
                            4.25%, dated 6/30/93,
                            matures June 30, 2000          $    80    $   201

Common Stocks

Consumer Non-Durables

Archer Daniels Midland Co.         23,325 shares          $   316     $   343
Coca Cola Company                 120,000 shares              727       8,280
Heinz HJ Company                   20,000 shares              463         915
Kellogg Company                    30,000 shares              617       2,171
Pepsico Inc.                       70,000 shares              830       3,570
Pioneer Hi-Bred Intl Inc.           8,000 shares              346         368
Sara Lee Corp.                     35,000 shares              919       1,041
Anheuser Busch Cos Inc.            45,000 shares            1,711       2,807
American Brands Inc.               35,000 shares              857       1,479
Phillip Morris Companies           90,000 shares            1,635       7,515
Readers Digest Assn Inc.           20,000 shares              823         943
Turner Broadcasting System Inc.    20,000 shares              315         550
Tele Communications Inc.           18,000 shares              297         315
Adobe System Inc.                  55,500 shares            1,197       2,872
Donnelley RR & Sons Co.            14,000 shares              420         546
Knight Ridder Inc.                 10,000 shares              535         586
McGraw Hill Inc.                   10,000 shares              699         818
Guidant Corporation                32,847 shares              501         961

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                          Description of investment,
    Identity of issue,    including collateral, rate of
    borrower, lessor      interest, maturity date, par                 Current
    or similar party           or maturity value            Cost        Value

American Home Products Corp.       42,000 shares           $1,989      $3,565
Lilly Eli & Co.                    32,588 shares            1,856       2,929
Merck & Company Inc.              115,000 shares            2,596       6,440
Pfizer Inc.                        60,000 shares            2,143       3,203
Upjohn Company                     67,200 shares            2,257       2,999
Warner Lambert Co.                 10,000 shares              366         953
Medtronic Inc.                     68,000 shares              466       3,672
Abbott Laboratories Corp.          45,000 shares              524       1,918
Baxter Intl Inc.                   50,000 shares            1,274       2,056
Johnson & Johnson                  40,000 shares            1,563       2,965
Gillette Company                   50,000 shares            1,452       2,381
International Flavors
  & Fragrances                      6,500 shares              326         314
Procter & Gamble                   35,000 shares              811       2,695
Eastman Kodak Company              20,000 shares            1,041       1,185
Polaroid Corporation               34,700 shares            1,154       1,379
Harcourt General Inc.              45,000 shares            1,100       1,884
Price/Costco Incorporated          50,000 shares              786         856
American Stores Co.                30,000 shares              616         851
KMart Corporation                 100,000 shares            1,628       1,450
May Department Stores Company      30,000 shares              529       1,313
Melville Corporation               35,000 shares            1,183       1,208
Penney JC & Company Inc.           25,000 shares              749       1,241
Sears Roebuck & Company            21,000 shares              306         774
Walgreen Co.                       40,000 shares              816       1,120
WalMart Stores Inc.                40,000 shares            1,044         990
Woolworth Corp.                    65,000 shares            1,371       1,024
Walt Disney Company                25,000 shares              638       1,434
Hilton Hotels Corporation          24,000 shares            1,302       1,533
Case Corporation                   11,500 shares              391         422
GC Companies Inc.                   8,900 shares              232         285

Total Consumer Non-Durables                               $45,717     $91,119

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Consumer Durables

Whirlpool Corporation              20,000 shares          $   549     $ 1,155
Arvin Industries Inc.              40,000 shares            1,105         855
Ford Motor Company                120,000 shares            1,627       3,735
General Motors Corporation         90,500 shares            4,182       4,242
Fleetwood Enterprises Inc.         36,000 shares              726         716
General Motors Corporation         20,000 shares              848         909
General Motors Corporation         10,000 shares              460         468

Total Consumer Durables                                   $ 9,497     $12,080

Materials and Services

Aluminum Co of America             81,000 shares          $ 2,745     $ 4,283
Engelhard Corporation              67,350 shares            1,079       1,709
Phelps Dodge Corporation           20,000 shares              912       1,255
Cyprus Amax Mineral Company        30,000 shares              797         844
Calmat Company                     23,000 shares              562         414
Boise Cascade Corporation          25,000 shares              713       1,009
Weyerhaeuser Company               30,000 shares              837       1,369
Willamette Industries Inc.         13,000 shares              625         868
Temple Inland Inc.                 42,942 shares            1,228       2,287
Westvaco Corporation               20,000 shares              603         910
International Paper Company        45,000 shares            1,725       1,890
Tele Comm Liberty Media Group       9,000 shares              202         241
PPG Industries Inc.                30,000 shares              290       1,391
Dow Chemical Company               30,000 shares            1,792       2,235
Du Pont                            71,000 shares            2,612       4,881
Monsanto Company                   16,000 shares            1,187       1,612
Rohm & HAAS Company                35,000 shares            1,987       2,113
USX Steel Group                    28,000 shares              771         868
BW/IP Incorporated                 16,100 shares              252         288
Belden Inc.                        16,000 shares              263         420
Manpower Inc.                      50,000 shares              748       1,450
Electronic Arts Inc.               18,000 shares              367         662
Dun & Bradstreet Corporation        7,500 shares              441         434
Senifill Inc.                       9,000 shares              166         295
Minnesota Mining & Manufacturing   48,000 shares            1,598       2,706
Georgia Pacific Corporation        15,000 shares              936       1,312
Union Camp Corporation             25,000 shares              983       1,440

Total Materials & Services                                $26,421     $39,186

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D   Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Capital Goods

Alumax                             33,000 shares          $   685     $ 1,114
Timken Company                     22,000 shares              701         938
CBI Industries Inc.                26,000 shares              669         618
Allied Signal Inc.                 25,000 shares              880       1,103
Emerson Electric Co.               12,000 shares              707         858
General Electric Co.               70,000 shares              954       4,463
Caterpillar Inc.                    89,000 shares           3,092       5,062
Deere & Company                    15,000 shares              983       1,221
Harsco Corporation                 30,000 shares              843       1,669
Harnishfeger Industries Inc.       30,000 shares              582       1,001
Kennametal Inc.                    30,000 shares              668       1,088
Ericsson LM Telephone Co.         252,000 shares            2,069       6,174
Dana Corporation                   45,000 shares            1,134       1,298
Eaton Corporation                  21,400 shares              565       1,133

Total Capital Goods                                       $14,532     $27,740


Technology

Ultramar Corporation              50,000 shares          $    852    $  1,188
Honeywell Incorporation           13,000 shares               456         557
Tandem Computers Inc.            154,500 shares             2,173       1,893
Digital Equipment Corporation     80,000 shares             3,359       3,650
Stratus Computer Inc.             35,000 shares             1,084         919
Xerox Corporation                 22,000 shares             1,436       2,956
Boeing Company Capital             7,000 shares               307         478
Lockheed Martin Corporation       24,450 shares               647       1,641
Northrop Gruman Corporation       30,000 shares               767       1,826
United Technologies Corp          20,000 shares               855       1,768
AMP Inc.                          43,500 shares             1,193       1,675
Hewlett Packard Company           34,000 shares             1,139       2,835
Intel Corporation                141,500 shares             2,213       8,508
LSI Logic Corporation             48,000 shares               221       2,784
Motorola Inc.                     74,100 shares             1,861       5,659
National Semiconductor            40,000 shares               352       1,105
Perkin Elmer Corporation          26,000 shares               860         926
Tektronix Inc.                    43,000 shares             1,612       2,537
Texas Instruments Inc.           112,000 shares             2,728       8,945
Unitrin Inc.                      17,090 shares                60         802

Total Technology                                          $24,175     $52,652
-16-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Energy

Dresser Industries Inc.           35,000 shares         $    742      $   836
Schlumberger Limited              20,000 shares            1,230        1,308
Atlantic Richfield Company        10,000 shares              694        1,074
Pennzoil Company                   8,000 shares              167          351
Mobil Corporation                 28,000 shares              776        2,790
Chevron Corporation               45,000 shares            1,010        2,194
Amoco Corporation                  4,000 shares               87          257
Exxon Corporation Capital         45,000 shares            2,428        3,251
Royal Dutch Petroleum Company     25,200 shares            1,099        3,092
Chevron Corporation                1,000 shares               48           48

Total Energy                                             $ 8,281      $15,201


Transportation

Skyline Corporation               25,000 shares          $   453      $   450
American President Co. LTD        50,000 shares              879        1,463
Ryder System Inc.                 29,000 shares              684          736
Consolidated Freightways Inc.     18,000 shares              421          446
GATX Corporation                  25,000 shares            1,049        1,294
CSX Corporation                   14,000 shares              343        1,178
Union Pacific Corporation         15,000 shares              864          994
Conrail Inc.                      25,000 shares            1,248        1,719
Norfolk Southern Corporation      38,000 shares            1,794        2,841
Canadian Pacific Limited          30,000 shares              399          480
AMR Corporation                   78,500 shares            4,641        5,662
Delta Airlines Inc.               58,500 shares            3,201        4,051
Southwest Airlines Company        25,000 shares              553          628
Federal Express Corporation      100,000 shares            5,393        8,300
Ryder System Inc.                  6,000 shares              150          150

Total Transportation                                     $22,072      $30,392

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Utilities

AT&T Corporation                  30,000 shares          $ 1,379      $ 1,973
Pacific Telesis Group             50,000 shares            1,432        1,538
US West Inc.                      20,000 shares              531          943
CMS Energy Corporation            44,000 shares            1,079        1,155
Detroit Edison Company            30,000 shares              648          968
Illinova Corporation              45,000 shares              986        1,221
Entergy Corporation               40,000 shares              932        1,045
New York State Electric
  & Gas Corporation               50,000 shares              999        1,313
Niagara Mohawk Power Corporation  55,000 shares              759          722
Peco Energy Company               40,000 shares            1,204        1,145
Public Service Enterprise
  Group Inc.                      33,000 shares              918          981
Peoples Energy Corporation        40,000 shares              722        1,099

Total Utilities                                          $11,589      $14,103


Finance

Banc One Corp.                    10,000 shares         $    348      $   365
Bank America Corporation          40,000 shares            1,852        2,395
Barnett Banks Inc.                22,000 shares              946        1,246
Chase Manhattan Corporation       21,500 shares              785        1,314
Chemical Banking Corporation      13,500 shares              523          822
First of America Bank Corporation 32,000 shares            1,106        1,372
Citicorp                          45,000 shares            1,663        3,184
First Security Corporation        45,000 shares            1,226        1,412
Morgan JP & Company               28,000 shares            1,092        2,167
Nationsbank Corporation           35,000 shares            1,659        2,354
US Bancorp                        16,000 shares              407          452
HF Ahmanson & Co.                 80,000 shares            1,548        2,030
Great Western Financial
  Corporation                     80,000 shares            1,499        1,900
Beneficial Corporation            30,000 shares              511        1,568
Federal National Mortgage Assn.   28,000 shares            2,319        2,902
Household International Inc.      33,000 shares              526        2,046
American Express Co.              35,000 shares              760        1,553
Zurich Reinsurance Centre         17,000 shares              467          506
Allstate Corporation              19,467 shares              263          689

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Aon Corporation                   45,000 shares           $  948      $ 1,839
Aetna Life & Casualty Co.         20,000 shares            1,138        1,468
American General Corporation      80,064 shares            1,649        2,992
American International Group Inc. 33,000 shares            2,006        2,805
General RE Corporation            19,000 shares            1,934        2,869
Liberty Corporation               22,000 shares              596          715
Lincoln National Corporation      30,000 shares              759        1,388
Marsh & McLennan Companies Inc.   23,500 shares            1,953        2,065
Torchmark Corporation             25,000 shares              892        1,053
Argonaut Group Inc.               21,054 shares              155          642
Santa Anita Realty Enterprises    37,000 shares              649          499
Reuters Holdings Plc Adr          19,500 shares              450        1,030

     Total Finance                                      $ 32,629     $ 49,642

Other

Vodafone Group Plc                57,000 shares         $  1,291     $  2,337

Total Common Stocks                                     $196,204     $334,452

TOTAL INVESTMENTS - Diversified Fund                    $218,019     $356,388


FIXED INCOME FUND

Certificates of Deposit

Bank of Hawaii             $10,000,000 par value,
                           6.00% due November 27, 1995  $ 10,000     $ 10,000

BOFA Grand Cayman          $10,000,000 par value,
                           due December 18, 1995          10,000       10,000

Fifth Third Bank           $10,000,000 par value,
                           due October 12, 1995           10,000       10,000

First Alabama Bank         $10,000,000 par value,
                           due December 21, 1995          10,000       10,000

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value


Mellon Bank                 $10,000,000 par value,
                            due October 30, 1995           10,000       10,000

Wells Fargo                 $10,000,000 par value,
                            due October 30, 1995           10,000       10,000

Total Certificates of Deposit                            $ 60,000     $ 60,000


Money Market Funds

*First Interstate           Pacific American Fund
 Bank of California         U.S. Treasury                $ 10,862     $ 10,862


U.S. Government Agencies

Federal Home Loan Bank       $30,000,000 par value
 Disc. Note                  due January 3, 1996         $29,135       $29,570

Federal Home Loan Bank       $20,000,000 par value
 Disc. Note                  due March 21, 1996           19,456        19,474

Federal Home Loan Bank       $10,000,000 par value
 Disc Note                   due December 25, 1995         9,779         9,866

U.S. Treasury Bills          $11,000,000 par value
                             due February 15, 1996        10,696        10,773

Total U.S. Government Agencies                           $69,066       $69,683

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Corporate Debt Instruments

Chase Manhattan Bank          $9,900,000 par value
                              due January 26, 1996       $  9,690    $  9,690

Chemical Bank                 $5,125,000 par value
                              due November 17, 1995         5,082       5,082

Republic National Bank        $10,000,000 par value
                              due October 23, 1995          9,715       9,715

Total Corporate Debt Instruments                         $ 24,487    $ 24,487

TOTAL INVESTMENTS - Fixed Income Fund                    $164,415    $165,032


GUARANTEED RETURN FUND

Money Market Funds

*First Interstate Bank        Pacific American Fund
 of California                U.S. Treasury              $    698    $    698


Group Annuity Contracts

GIC Metropolitan Life         Contract No. 13673, 5.00%  $152,285    $152,285
GIC New York Life             Contract No. 06719, 5.25%    83,091      83,091
GIC New York Life             Contract No. 30194, 8.00%    83,486      83,486

Total Group Annuity Contracts                            $318,862    $318,862

TOTAL INVESTMENTS - Guaranteed Return Fund               $319,560    $319,560

STOCK FUND A

Common Stocks - Domestic

*Rockwell International
 Corporation                  32,921,873 shares          $738,203  $1,555,559
*Rockwell International
 Corporation - Class A         9,572,318 shares            89,713     452,292

Total Common Stock                                       $827,916  $2,007,851
-21-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Money Market Funds

*First Interstate Bank     Pacific American Fund
   of California           U.S. Treasury                  $  1,169   $    1,169

TOTAL INVESTMENTS - Stock Fund A                          $829,085   $2,009,020


STOCK FUND B

Common Stocks -Domestic

*Rockwell International
  Corporation              9,460,467 shares               $237,214   $  447,008

*Rockwell International
  Corporation - Class A    1,980,792 shares                 23,058       93,592

Total Common Stock                                        $260,272   $  540,600


Money Market Funds

*First Interstate Bank     Pacific American Fund
  of California            U.S. Treasury                  $    961   $      961

TOTAL INVESTMENTS - Stock Fund B                          $261,233   $  541,561


INTERMEDIATE TERM BOND FUND

Money Market Funds

*First Interstate Bank     Pacific American Fund
  of California            U.S. Treasury                  $    718   $      718

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

U.S. Government & Agencies

Federal Home Loan Bank     $500,000 par value
  Disc. Note               due October 23, 1995           $    483   $    498

Federal National Mortgage  $600,000 par value
  Assoc.                    due July 17, 2000                  600        592

U.S. Treasury Note         $750,000 par value
                           due August 15, 2003                 737        730

U.S. Treasury Note         $150,000,000 par value
                           due June 30, 2000                 1,504      1,492

U.S. Treasury Note         $500,000 par value
                           due May 15, 1998                    499        503

U.S. Treasury Note         $600,000 par value
                           due May 31, 2000                    604        605

U.S. Treasury Note         $500,000 par value
                           due August 31, 2000                 505        504

U.S. Treasury Note         $750,000 par value
                           due May 15, 2005                    741        767

U.S. Treasury Note         $500,000 par value
                           due March 31, 1997                  499        506

U.S. Treasury Note         $500,000 par value
                           due April 30, 2000                  502        514

U.S. Treasury Note         $500,000 par value
                           due March 31, 2000                  498        517

U.S. Treasury Note         $250,000 par value
                           due February 15, 2005               257        272

Total U.S. Government & Agencies                          $  7,429   $  7,500

TOTAL INVESTMENTS - Intermediate Term Bond Fund           $  8,147   $  8,218

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
($ IN THOUSANDS)

         Column B                 Column C              Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par               Current
    or similar party          or maturity value           Cost       Value

*Loans to Participants     Various loans; 7.0% to 11%
                           due 12 to 20 months from
                           date of loan                $   67,142  $   67,142


Money Market Funds

*First Interstate Bank     Pacific American Fund
  of California            U.S. Treasury               $       65  $       65

TOTAL INVESTMENTS - Loan Fund                          $   67,207  $   67,207

TOTAL INVESTMENTS - ALL FUNDS                          $1,867,666  $3,466,986



* Party-in-interest

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN


SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE YEAR ENDED
SEPTEMBER 30, 1995
($ IN THOUSANDS)
       Column A                     Column B            Column C    Column D   Column G    Column H       Column I
      Identify of                                       Purchase    Selling      Cost    Current Value    Net Gain
    Party Involved            Description of Asset       Price       Price     of Asset    of Asset       or (Loss)

First Interstate Bank         Pacific American Fund -
  of California               U.S. Treasury             $994,999               $994,999      $994,999      $   -

First Interstate Bank         Pacific American Fund -
  of California               U.S. Treasury                         $995,892    995,892       995,892          -

Rockwell International
  Corporation                 Common Stock               152,489                152,489       152,489          -

Rockwell International
  Corporation                 Common Stock                             5,852      3,360         5,852       2,492















INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-32662 of Rockwell International Corporation on Form S-8, and the Prospectus dated February 1, 1996 with respect to the Securities covered thereby, of our report dated March 1, 1996, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for the year ended September 30, 1995.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 22, 1996

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN


                                                   By    Alfred J. Spigarelli
                                                         Alfred J. Spigarelli
                                                          Plan Administrator



Date:  March 22, 1996
































S-1